UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of April, 2009

JACADA LTD.
(Translation of registrant's name into English)

11 Galgalei Haplada Street
Herzliya, 46722 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X     Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No   X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A_

CONTENTS

This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release, released publicly on April 6, 2009: Jacada Announces Cost Reduction Initiatives

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.
		By:	/s/ TZVIA BROIDA
		Name:	Tzvia Broida
		Title:	Chief Financial Officer

Dated:	April 6, 2009

Jacada Announces Cost Reduction Initiatives

ATLANTA--(BUSINESS WIRE)--April 6, 2009--Jacada Ltd. (Nasdaq: JCDA), a leading provider of unified desktop and process optimization solutions for customer service operations, today announced measures to reduce expenses to align company operations with revenue expectations for 2009.

The company announced today a 7% reduction in headcount worldwide, which impacts 10 positions, as well as salary reductions and other additional cost saving initiatives. Overall, the actions are expected to produce total savings for the remainder of fiscal year 2009 of approximately $2.5 million, which includes a reduction in cost of revenues of $700,000, and a $1.8 million reduction in operating expense.

“As we expected, we continue to see commitments from existing customers strengthen, and we are encouraged by the size and quality of new business opportunities in our pipeline,” said Paul O’Callaghan, chief executive officer of Jacada. “However, we are clearly experiencing longer sales cycles on new customer orders due to increased diligence on behalf of the customer. While we work hard to win new business, we will remain committed to our ongoing focus on cost containment and improving our bottom line results.”

The company also announced today that, after nearly 14 years at Jacada, David Holmes, SVP of Global Marketing has decided to leave the company for personal reasons. “David has been with Jacada from the beginning and has worked tirelessly to promote, message, grow and transform the company over the years,” concluded O’Callaghan. “I appreciate and support his desire to spend some time with family, and am confident that the excellent team that he has hired and mentored will continue the outstanding marketing that Jacada has enjoyed.”

About Jacada

Jacada is a leading global provider of unified service desktop and process optimization solutions that simplify and automate customer service processes. By bridging disconnected systems into a single, intelligent desktop, Jacada solutions create greater operational efficiency and increase agent and customer satisfaction. Founded in 1990, Jacada operates globally with offices in Atlanta, Georgia; Herzliya, Israel; London, England and Munich, Germany. Jacada can be reached at www.jacada.com.

Forward Looking Statement

This news release may contain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. Jacada is a trademark of Jacada Inc. All other brands or product names are trademarks of their respective owners.

Jacada is a trademark of Jacada Ltd. All other brands or product names are trademarks of their respective owners.

CONTACT:
Jacada
Tzvia Broida, 972 9 9525927
Chief Financial Officer
Tzvia@jacada.com
or
For Jacada
Hayden Communications
Peter Seltzberg, 212-946-2849
peter@haydenir.com